Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2009

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the audited consolidated financial statements and accompanying notes of Penn West Energy Trust (“Penn West”, “We” or “Our”) for the years ended December 31, 2009 and 2008. The date of this MD&A is March 18, 2010.

For additional information, including Penn West’s audited consolidated financial statements and Annual Information Form, please go to our website at www.pennwest.com, in Canada at www.sedar.com or in the United States at www.sec.gov.

All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our disclaimer on forward-looking statements at the end of this MD&A. The calculations of barrels of oil equivalent (“boe”) are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading, particularly if used in isolation as it is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Measures including funds flow, funds flow per unit-basic, funds flow per unit-diluted, netback, payout ratio, recycle ratio, net debt, return on equity and return on capital included in this MD&A are not defined in generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Penn West utilizes funds flow and netbacks to assess financial performance, to allocate its capital among alternative projects, to economically rank projects and to assess its capacity to fund distributions and future capital programs. Refer to “Netbacks” below. Payout ratio is calculated as distributions paid divided by funds flow which is used to assess the adequacy of retained funds flow to finance capital programs. Recycle ratio is calculated as netback divided by the capital cost of reserve replacements which is one of our measures to ensure our capital programs are adding reserves at an economic cost. Net debt is the sum of long-term debt, convertible debentures and working capital (excluding risk management and future income taxes) and is used to assess our leverage levels and hence the continuing appropriateness of our distribution and capital investment levels. Return on equity is the rate of return calculated by comparing net income to unitholders equity. Return on capital is calculated using net income and financing charges compared to unitholder equity and long-term debt and is used to assess how economically Penn West is utilizing its capital. Reconciliations of funds flow to its nearest measure prescribed by GAAP are provided below. See “Performance Indicators” below.

Calculation of Funds Flow

	Year ended December 31
(millions, except per unit amounts)	2009	2008
Cash flow from operating activities	$1,401	$2,256
Increase in non-cash working capital	27	196
Asset retirement expenditures	65	85
Funds flow	$1,493	$2,537

Basic per unit	$3.62	$6.75
Diluted per unit	$3.60	$6.66

Funds flow for the year ended December 31, 2009 includes realized gains of $75 million (2008 - $nil) on foreign exchange forward contracts related to oil collars recorded in the second quarter of 2009.

Annual Financial Summary

	Year ended December 31
(millions, except per unit amounts)	2009	2008	2007
Gross revenues (1)	$3,203	$4,651	$2,462
Funds flow	1,493	2,537	1,332
Basic per unit	3.62	6.75	5.56
Diluted per unit	3.60	6.66	5.51
Net income (loss)	(144)	1,221	175
Basic per unit	(0.35)	3.25	0.73
Diluted per unit	(0.35)	3.22	0.73
Capital expenditures (2)	319	1,045	1,119
Long-term debt at year-end	3,219	3,854	1,943
Convertible debentures	273	296	-
Distributions paid (3)	910	1,500	976
Total assets	$13,876	$15,412	$8,433

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Excludes business combinations and includes net proceeds on property acquisitions and dispositions.
(3)	Includes distributions paid and reinvested in trust units under the distribution reinvestment plan.

Annual 2009 Highlights

Key financial and operational results for the year ended 2009 were as follows:

•
Production for 2009 averaged 177,221 boe per day which exceeded our guidance of approximately 171,500 to 176,500 boe per day, both net of property dispositions which averaged approximately 3,500 boe per day.

•
For 2009 proved plus probable finding and development costs, excluding future development capital, were $13.75 per boe (2008 - $18.94, 2007 - $29.43) with a recycle ratio of 1.9 (2008 - 2.1, 2007 - 1.1). Over ninety percent of proved plus probable reserve additions from development activities were oil.

•
Net debt was reduced by approximately $822 million in 2009. In the first quarter of 2010, net debt was reduced by a further $434 million from the net cash proceeds received in the previously announced property swap, bringing the total reduction to $1.3 billion since January 1, 2009.

•	Unused credit capacity on our bank facility at December 31, 2009 was $1.4 billion.
•
Development capital expenditures for 2009, excluding net asset dispositions, totalled $688 million compared to $1,095 million in 2008. Additionally in 2009, we had $369 million of net property dispositions (2008 - $50 million, 2007 - $422 million acquisitions) and $116 million of business combinations (2008 - $5,525 million, 2007 - $21 million) for total expenditures of $435 million (2008 - $6,570 million, 2007 - $1,140 million). The reduction to our 2009 capital program compared to 2008 was primarily in response to lower commodity prices in 2009.

•
Funds flow in 2009 was $1,493 million compared to $2,537 million in 2008 and $1,332 million in 2007. The decrease in 2009 was primarily due to lower commodity prices in 2009 compared to the prior year.

•
Net loss for 2009 totalled $144 million compared to net income of $1,221 million in 2008 and net income of $175 million in 2007. The decline in 2009 was primarily due to lower revenues as a result of weaker commodity prices and an increase in unrealized risk management losses.

•	Netbacks for 2009 were $26.32 per boe compared to $39.85 per boe in 2008 and $31.51 per boe in 2007. The decline resulted from lower commodity prices for most of 2009.
•
Distribution levels are currently set at $0.15 per unit, per month for each of March and April 2010 subject to maintenance of current forecasts of commodity prices, production levels and capital budget.

Quarterly Financial Summary
(millions, except per unit and production amounts)

Three months ended	Dec 31 2009	Sept 30 2009	June 30 2009	Mar 31 2009	Dec 31 2008	Sept 30 2008	June 30 2008	Mar 31 2008
Gross revenues (1)	$831	$800	$791	$781	$968	$1,235	$1,312	$1,136
Funds flow	366	349	430	348	490	662	753	632
Basic per unit	0.87	0.84	1.05	0.87	1.27	1.73	2.00	1.76
Diluted per unit	0.86	0.83	1.05	0.87	1.26	1.71	1.98	1.75
Net income (loss)	(12)	7	(41)	(98)	404	1,062	(323)	78
Basic per unit	(0.03)	0.02	(0.10)	(0.25)	1.05	2.78	(0.86)	0.22
Diluted per unit	(0.03)	0.02	(0.10)	(0.25)	1.04	2.73	(0.86)	0.22
Distributions declared	189	188	188	276	393	391	384	382
Per unit	$0.45	$0.45	$0.45	$0.69	$1.02	$1.02	$1.02	$1.02
Production
Liquids (bbls/d) (2)	101,636	104,583	104,070	105,643	105,644	106,898	109,417	109,016
Natural gas (mmcf/d)	411	441	459	447	476	500	487	500
Total (boe/d)	170,164	178,124	180,601	180,096	184,908	190,177	190,515	192,291

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

Financial Markets

Recovery in the financial, credit and commodity markets began in mid-2009 as the financial crisis started to subside. Activity in the equity and debt capital markets increased throughout the year and into 2010 as investors became more optimistic about the economy and eager to invest low yielding cash investments into higher return prospects. Crude oil markets steadily improved after the spring of 2009 as WTI reached highs over US$80.00 per barrel while the spot price of natural gas fell throughout the year before rising again to reach close to AECO $5.70 per GJ during the month of December. The outlook for commodity markets in 2010 and the continued success in applying horizontal multi-fracture technology contributed to the increase to Penn West’s capital budget for 2010 to $700 million to $850 million. Penn West will invest approximately 75 percent of this capital on further development on certain of its key resource properties.

Penn West continued to improve its financial flexibility throughout 2009 to enable higher levels of capital investment in 2010 and to capitalize on weaker market conditions. Penn West believes these actions further support its strategy to convert to an exploration and development corporation, with a growth and yield component for its equity holders, by mid-2011. During 2009 and into early 2010, we completed the following significant transactions aimed at consolidating our core areas and strengthening our balance sheet:

-	In March 2010, Penn West closed a private placement of senior unsecured notes with an aggregate principal amount of approximately US$250 million and CAD$50 million.
-
In December 2009, Penn West announced an asset swap that increased its position in its Pembina and Dodsland light-oil plays in exchange for certain interests in the Leitchville area. The transaction closed in January 2010 and included net proceeds of $434 million which were used to reduce bank debt.

-	In November 2009, Penn West closed a property sale of approximately 6,000 boe per day in the Lloydminster area. The proceeds of this transaction were used to reduce bank debt.
-	In May 2009, Penn West further diversified its debt structure by completing a private placement of senior unsecured notes with an aggregate principal amount of approximately $238 million.
-	In February 2009, Penn West completed a bought-deal equity issue for total proceeds of approximately $250 million ($238 million net) which were applied to reduce bank debt.
-
The distribution level was reduced to $0.23 per unit effective with the January 2009 distribution paid in February 2009 and reduced further to $0.15 per unit for the April 2009 distribution paid in May 2009.

These transactions have strengthened our balance sheet and diversified our debt capital portfolio. Since the close of the acquisition of Canetic Resources Trust (“Canetic”) in January 2008, net debt inclusive of the above noted asset swap has been reduced by more than $1.4 billion. This enables us to again consider potential attractive growth opportunities as they become available and to allocate more dollars to our capital program in order to increase reserves and production from the application of new completions technologies to our asset base.

Commodity Markets

Business Environment

The global recession had a significant impact on crude oil demand in 2009. Oil prices started 2009 near their 2008 lows and then steadily improved. The recession resulted in the second consecutive year of declining demand for crude oil. Some economists believe the recession has ended in North America; however, others believe the economic recovery is still fragile. In contrast, China and other Asian economies appear to be moving out of the recession at a faster pace than developed countries and many forecast this will result in an increase in global oil demand during 2010. Constraints on capital spending by Non-OPEC oil producers will likely keep supply from increasing which could cause OPEC’s spare capacity to diminish over the foreseeable future thereby providing support for prices to remain at least at current levels.

In contrast to crude oil, natural gas prices generally declined over most of 2009 before recovering somewhat in the fourth quarter. The demand for natural gas in North America was negatively impacted by the global recession, most specifically by lower demand from the U.S. industrial sector. This was partially offset by higher gas demand for power generation as low gas prices resulted in natural gas gaining market share from coal. The expected decline in natural gas supply, as a result of capital constraints and lower drilling activity, did not take effect as quickly as some forecasters anticipated. This resulted in natural gas inventory levels reaching an all time high prior to commencement of this year’s winter heating season. Cold North American weather near the end of 2009 increased the demand for natural gas and drew storage levels down to more normal levels which resulted in higher prices late in the year.

Crude Oil

In 2009, WTI crude oil prices averaged US$61.93 per barrel compared to US$99.66 per barrel in 2008. Penn West’s corporate average price benefitted throughout the year from historically tight quality and transportation differentials for Canadian heavy and sour crudes compared to WTI. Recent growth in complex refining capabilities in the U.S. along with declining supplies of heavy and sour crudes from other suppliers such as Mexico and Venezuela are expected to keep quality differentials at narrow levels for the foreseeable future. Penn West’s average crude oil and liquids price for 2009 before the impact of the realized portion of risk management was $57.74 per barrel.

Currently, Penn West has approximately 35 percent of its crude oil production hedged between US$60.11 per barrel and US$75.72 per barrel for 2010.

Natural Gas

In 2009, the AECO Monthly Index averaged $3.91 per GJ compared to $7.71 per GJ in 2008. Extremely cold North American weather in December 2009 and early January 2010 resulted in a decline in natural gas inventory levels from record highs in 2009 to more normal levels. Supply also appears to be down year over year due to restricted capital programs and lower drilling activity. Currently, demand for 2010 is forecasted to be relatively flat compared to 2009. Penn West’s corporate average gas price for 2009 before the impact of the realized portion of risk management was $4.13 per mcf.

For 2010, Penn West has approximately 17 percent of its natural gas production hedged between $6.01 per GJ and $8.29 per GJ.

Performance Indicators

Penn West’s management and Board of Directors assess our performance based upon a number of qualitative and quantitative factors including:

-	Recycle ratio – This is calculated based on our netback divided by finding and development (“F&D”) costs.
-	Base operations – This includes our production performance and execution of our operational, health, safety, environmental and regulatory programs.
-	Unitholder value measures – This includes key metrics such as funds flow per unit and distributions per unit.
-
Financial, business and strategic considerations – This includes the management of our asset base, balance sheet stewardship, execution of financial transactions and the overall goal of creating unitholder value (return on investment).

Recycle Ratio and Finding and Development costs

	Year ended December 31
	2009	2008	2007	3-Year average

Excluding future development costs (“FDC”) (1)
Recycle ratio (2)	1.9	2.1	1.1
F&D costs per boe – proved plus probable	$13.75	$18.94	$29.43	$18.84
F&D costs per boe – proved	$16.10	$27.17	$33.09	$23.80

Including future development costs (3)
Recycle ratio (2)	1.6	1.6	1.1
F&D costs per boe – proved plus probable	$16.12	$24.57	$28.81	$24.99
F&D costs per boe – proved	$16.19	$31.94	$31.83	$27.70

(1)	The calculation of F&D excludes the change in FDC and the effects of acquisitions and dispositions.
(2)	Recycle ratio includes the realized portion of risk management impacts and uses F&D costs based on a proved plus probable basis.
(3)	The calculation of F&D includes the change in FDC and excludes the effects of acquisitions and dispositions.

Penn West’s capital program was scaled back in 2009 due to the weak commodity price environment experienced in late 2008 and early 2009. We added a total of approximately 50 million boe of proved plus probable reserves (excluding corporate acquisitions) with a successful drilling program, executed strong production performance and increased capital allocations to our key projects. These factors combined with focusing our capital program on the application of horizontal multi-fracture completions technology contributed to strong F&D cost performance on both a proved and proved plus probable basis. During 2009, over ninety percent of our proved plus probable reserve additions from development activities were oil. The recycle ratio was consistent with our expectations as we anticipated a decline in 2009 as a result of a weaker netback primarily from lower commodity prices. Finding and development costs are calculated in accordance with NI 51-101, which include the change in FDC, on a proved and proved plus probable basis. We also disclose for comparative purposes, F&D costs excluding FDC.

Base Operations

Penn West’s production levels exceeded our guidance throughout 2009. We focused on large resource plays utilizing horizontal multi-stage fracture applications which enhanced capital efficiencies. In the fourth quarter of 2009, Penn West announced a property sale and a property swap as we continue to consolidate operations in our core areas and strengthen our balance sheet. We will continue to review strategic acquisitions and dispositions as we prepare Penn West for a conversion from a trust to a corporation. Refer to the “Update on SIFT Tax and Corporate Conversion” later in this MD&A for further discussion on our corporate conversion.

Health and safety remains a top priority at Penn West. In 2009, our recordable injury rate improved by 23 percent for employees and 36 percent for contractors compared to 2008. Our ERCB regulatory compliance record in Alberta in 2009 was 85 percent, 5 percent better than the Industry average. Penn West maintains a Certificate of Recognition (“COR”), issued by Alberta Employment and Immigration, which is awarded to employers who develop and maintain health and safety programs that meet established standards. Additionally, Penn West continued our Platinum level of Performance in the Canadian Association of Petroleum Producers Stewardship program. For the third consecutive year Penn West was one of the top 15 companies in Canada being recognized as a 2009 Climate Disclosure Leader as part of the global Carbon Disclosure Project. Penn West is a leader in carbon capture, and storage and currently has ownership in three commercially operated CO2-Enhanced Oil Recovery (“EOR”) projects and two CO2-EOR pilot projects.

Unitholder Value Measures

	Year ended December 31
	2009	2008	2007
Funds flow per unit	$3.62	$6.75	$5.56
Distributions paid per unit	$2.23	$4.08	$4.08
Ratio of year-end total long-term debt to annual funds flow	2.2	1.5	1.5

In 2009, the distribution level was decreased to $0.23 per unit per month effective with the January 2009 distribution paid in February and then to $0.15 per unit per month effective with the April 2009 distribution paid in May 2009. This was the result of depressed commodity prices due to the financial crisis and a strategic shift to allocate a greater portion of funds flow to the re-development of certain of our large oil fields with horizontal multi-fracture technology.

The total long-term debt to annual funds flow ratio increased in 2009 due to a reduction in funds flow related to weaker commodity prices compared to 2008 and 2007. The reduction of long-term debt by approximately 16 percent from 2008 partially offset the decline in funds flow.

Financial, Business and Strategic Considerations

	Year ended December 31
	2009	2008	2007
Return on capital (1)	-	15%	4%
Return on equity (2)	(2)%	19%	4%
Total assets (millions)	$13,876	$15,412	$8,433

(1)	Net income before financing charges divided by average unitholders’ equity and average total debt.
(2)	Net income divided by average unitholders’ equity.

The return on capital and return on equity ratios in 2009 were significantly affected by the decline in net income which was primarily due to weaker commodity prices and the recording of an unrealized risk management loss during the year. This was partially offset by a significant decline in our total debt compared to 2008.

As noted in the Financial Markets section of this MD&A, we executed a number of transactions during 2009 to further strengthen our balance sheet as we prepare for the transition to a corporate structure. These transactions included an equity issue of $250 million ($238 million net) in February, the private placement of $238 million of senior, unsecured long-term notes in May and the Lloydminster property disposition in November. In addition during the first quarter of 2010, Penn West closed a property swap transaction that generated proceeds of $434 million that were allocated to debt reduction and we also closed an additional issue of approximately US$250 million and CAD$50 million of senior, unsecured notes.

RESULTS OF OPERATIONS

Production

	Year ended December 31
Daily production	2009	2008	% change
Light oil and NGL (bbls/d)	78,011	80,370	(3)
Heavy oil (bbls/d)	25,962	27,366	(5)
Natural gas (mmcf/d)	440	490	(10)
Total production (boe/d)	177,221	189,462	(6)

Production for 2009 exceeded our guidance range of 171,500 to 176,500 boe per day, net of property dispositions with average production of approximately 3,500 boe per day. Our production results throughout 2009 were relatively consistent quarter over quarter as a result of successful horizontal drilling in our large light oil-in-place areas.

We strive to maintain an appropriate mix of liquids and natural gas production in order to reduce exposure to price volatility that can affect a single commodity. In 2009, crude oil and NGL production averaged 103,973 barrels per day (59 percent of production) and natural gas production averaged 440 mmcf per day (41 percent of production).

Average Sales Prices
	Year ended December 31
	2009	2008	% change

Light oil and liquids (per bbl)	$59.07	$91.30	(35)
Risk management gain (loss) (per bbl) (1)	8.19	(11.89)	100
Light oil and liquids net (per bbl)	67.26	79.41	(15)

Heavy oil (per bbl)	53.75	74.55	(28)

Natural gas (per mcf)	$4.13	$8.43	(51)
Risk management gain (per mcf) (1)	0.69	(0.39)	100
Natural gas net (per mcf)	4.82	8.04	(40)

Weighted average (per boe)	44.11	71.65	(38)
Risk management gain (loss) (per boe) (1)	5.32	(6.05)	100
Weighted average net (per boe)	$49.43	$65.60	(25)

(1)  Gross revenues include realized gains and losses on commodity contracts.

Netbacks

	Year ended December 31
	2009	2008	% change
Light oil and NGL (1)
Production (bbls/day)	78,011	80,370	(3)
Operating netback (per bbl):
Sales price	$59.07	$91.30	(35)
Risk management gain (loss) (2)	8.19	(11.89)	100
Royalties	(10.78)	(15.46)	(30)
Operating costs	(19.93)	(16.94)	18
Netback	$36.55	$47.01	(22)
Heavy oil
Production (bbls/day)	25,962	27,366	(5)
Operating netback (per bbl):
Sales price	$53.75	$74.55	(28)
Royalties	(7.26)	(11.09)	(35)
Operating costs	(15.54)	(13.37)	16
Transportation	(0.06)	(0.06)	-
Netback	$30.89	$50.03	(38)
Total liquids
Production (bbls/day)	103,973	107,736	(3)
Operating netback (per bbl):
Sales price	$57.74	$87.04	(34)
Risk management gain (loss) (2)	6.14	(8.87)	100
Royalties	(9.90)	(14.35)	(31)
Operating costs	(18.83)	(16.03)	17
Transportation	(0.01)	(0.01)	-
Netback	$35.14	$47.78	(26)
Natural gas
Production (mmcf/day)	440	490	(10)
Operating netback (per mcf):
Sales price	$4.13	$8.43	(51)
Risk management gain (2)	0.69	(0.39)	100
Royalties	(0.75)	(1.84)	(59)
Operating costs	(1.57)	(1.23)	28
Transportation	(0.21)	(0.19)	11
Netback	$2.29	$4.78	(52)
Combined totals
Production (boe/day)	177,221	189,462	(6)
Operating netback (per boe):
Sales price	$44.11	$71.65	(38)
Risk management gain (loss) (2)	5.32	(6.05)	100
Royalties	(7.66)	(12.95)	(41)
Operating costs	(14.93)	(12.31)	21
Transportation	(0.52)	(0.49)	6
Netback	$26.32	$39.85	(34)

(1)	Light oil and NGL revenues for the year ended December 31, 2009 include $5 million of other revenue not included in the netback calculation.
(2)	Gross revenues include realized gains and losses on commodity contracts.

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Year ended December 31
(millions)	2009	2008	2007
Light oil and NGL (1)	$1,920	$2,465	$1,241
Heavy oil	509	747	364
Natural gas	774	1,439	857
Gross revenues (2)	$3,203	$4,651	$2,462

(1)	Light oil and NGL revenues for the year ended December 31, 2009 include $5 million of other revenue not included in the netback calculation.
(2)	Gross revenues include realized gains and losses on commodity contracts.

The decrease in gross revenue for 2009 from the comparative period in 2008 was mainly the result of lower commodity prices coupled with lower production volumes. For 2009, light oil and liquid prices were 35 percent lower, natural gas prices were 51 percent lower and heavy oil prices were 28 percent lower than 2008. Additionally, as the WTI benchmark price is denominated in US Dollars, the weakening of the US Dollar has contributed to lower revenues.

The increase in revenue for 2008 over 2007 was the result of higher production volumes from the Canetic and Vault Energy Trust (“Vault”) acquisitions and higher commodity prices.

Reconciliation of decreases in Production Revenues

(millions)
Gross revenues – January 1 – December 31, 2008	$4,651
Decrease in light oil and NGL production	(79)
Decrease in light oil and NGL prices (including realized risk management)	(466)
Decrease in heavy oil production	(40)
Decrease in heavy oil prices	(198)
Decrease in natural gas production	(153)
Decrease in natural gas prices (including realized risk management)	(512)
Gross revenues – January 1 – December 31, 2009	$3,203

Royalties

	Year ended December 31
	2009	2008	2007
Royalties (millions)	$495	$898	$451
Average royalty rate (1)	17%	18%	18%
$/boe	$7.66	$12.95	$9.72

(1)	Excludes effects of risk management activities.

For 2009, royalty rates decreased due to the effect of the new Alberta royalty programs, a part of which became effective in 2009. The royalties per boe amount decreased as a result of lower royalty payments due to lower commodity prices.

Royalties increased in 2008 compared to 2007 as a result of higher revenues from increased commodity prices and increased production volumes.

Alberta Royalty Modifications

On March 11, 2010, the Government of Alberta, announced changes to its royalty structure which will become effective January 1, 2011. These modifications include a reduction in the maximum royalty rate from current levels of 50 percent to 40 percent for conventional oil and from 50 percent to 36 percent for natural gas. Furthermore, the current incentive allowing a maximum 5 percent royalty rate on the first year of production from new conventional oil and natural gas wells will remain in effect under the modified framework. Additionally, the royalty curves will be reviewed which may lead to modifications for all production types. Changes to the royalty curves, if any, will be announced prior to May 31, 2010, therefore, Penn West cannot estimate the full impact of the modifications until that time.

Expenses

	Year ended December 31
(millions)	2009	2008	2007
Operating	$966	$854	$512
Transportation	34	34	24
Financing	161	204	93
Unit-based compensation	$52	$45	$21

	Year ended December 31
(per boe)	2009	2008	2007
Operating	$14.93	$12.31	$11.04
Transportation	0.52	0.49	0.52
Financing	2.49	2.94	2.00
Unit-based compensation	$0.81	$0.65	$0.44

Operating

The increase in 2009 operating costs compared to 2008 was due to greater emphasis on production maintenance activities to maintain production volumes in 2009. Due to the weak commodity price environment early in 2009, Penn West reduced its capital program and focused on highly efficient methods of maintaining production.

During 2008, upward pressure was placed on operating costs as a result of the high industry activity levels driven by the high commodity price environment experienced throughout the first nine months of the year, leading to an increase over 2007.

A realized loss of $16 million (2008 - $6 million gain, 2007 - $11 million gain) or $0.25 per boe (2008 - $0.09, 2007 - $0.24) on electricity contracts was included in operating costs for the year ended December 31, 2009.

Financing

Penn West Petroleum Ltd. (“the Company”) has an unsecured, revolving, three-year syndicated bank facility with an aggregate borrowing limit of $3.25 billion. The facility is extendible and expires in January 2011. In November 2009, after significantly reducing the drawings on its bank facilities since early 2008, the Company cancelled its $750 million tranche of the facility which also was scheduled to expire in January 2011. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. We are currently in the process of renewing our credit facility with our bank syndicate and believe we will be successful in renewing the credit facility on acceptable terms prior to the date of expiry.

As at December 31, 2009, the Company had $1.3 billion of senior unsecured notes outstanding as follows:

	Issue date	Amount (millions)	Term	Average interest rate
2007 Notes	May 31, 2007	US$475	8 – 15 years	5.80 percent
2008 Notes	May 29, 2008	US$480, CAD$30	8 – 12 years	6.25 percent
UK Notes	July 31, 2008	£57	10 years	6.95 percent (1)
2009 Notes	May 5, 2009	US$154, £20,	5 – 10 years	8.85 percent (2)
€10, CAD$5

(1)
These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.

(2)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively.

On March 16, 2010, the Company closed a private placement of senior unsecured notes (the “2010 Notes”) with an aggregate principal amount of approximately US$250 million and CAD$50 million. The 2010 Notes have an average term of 8.6 years and bear an average fixed interest rate of approximately 5.5 percent. The Company used the proceeds of the issue to repay advances on its syndicated bank facility.

On May 5, 2009, the Company closed the private placement of senior unsecured notes (the “2009 Notes”) with an aggregate principal amount of approximately $238 million on closing. The 2009 Notes have an average term of 7.6 years and bear an average fixed interest rate of approximately 8.85 percent. The Company used the proceeds of the issue to repay advances on its syndicated bank facility.

On February 5, 2009, Penn West closed the issuance of 17,731,000 trust units on a bought-deal basis with a syndicate of underwriters at $14.10 per trust unit. The total gross proceeds raised of approximately $250 million ($238 million net) were used to repay a portion of our syndicated bank facility.

On July 31, 2008, the Company issued £57 million of senior unsecured notes (the “UK Notes”) through a private placement in the United Kingdom maturing in 2018 and bearing interest at 7.78 percent. In conjunction with the issue of these notes, the Company entered into contracts to fix the principal and interest payments at approximately $114 million bearing interest in Canadian dollars at 6.95 percent. The Company used the proceeds to repay advances on its syndicated bank facility.

On May 29, 2008, the Company issued senior unsecured notes (the “2008 Notes”) with an aggregate principal amount of US$480 million plus CAD$30 million through a private placement. The 2008 Notes have an average term of 9.6 years and bear an average fixed interest rate of approximately 6.25 percent. The Company used the proceeds of the issue to repay advances on its syndicated bank facility.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. To date, no trust units have been issued under this facility.

At December 31, 2009, the Company had the following interest rate swaps outstanding:
Effective date	Termination date	Initial term	Nominal amount (millions)	Fixed rate (percent)
June 2008	June 2010	2 – years	$50	3.68
November 2008	November 2010	2 – years	$250	2.27
December 2008	December 2011	3 – years	$500	1.61
January 2009	January 2014	5 – years	$600	2.71
June 2010	January 2014	3.5 – years	$50	1.94

The interest rates on the balance of the Company’s bank debt are subject to fluctuations in the short-term money market rates as bank debt is generally held in short-term money market instruments. As at December 31, 2009, 14 percent (2008 – 28 percent) of our long-term debt instruments were exposed to changes in short-term interest rates and 86 percent (2008 – 72 percent) of our long-term debt instruments contained fixed interest rates (including the effects of interest rate swaps) at an average rate of approximately 4.57 percent (2008 – 4.38 percent).

Financing charges have declined primarily due to a lower average balance outstanding under our syndicated bank facility and lower interest rates on short-term money market instruments. This was partially offset by a higher percentage of our debt capital being held in senior unsecured notes compared to the prior period. The Company’s senior unsecured notes contain higher fixed interest rates than the syndicated bank facilities. Notwithstanding the current interest rate differentials, we believe the long-term nature of the senior notes is favourable for a portion of our debt capital structure.

Unit-Based Compensation

Unit-based compensation expense related to Penn West’s Trust Unit Rights Incentive Plan is based on the fair value of trust unit rights issued, determined using a Binomial Lattice option-pricing model. The fair value of rights issued is amortized over the remaining vesting periods on a straight-line basis. The amounts were allocated to operating expense and general and administrative expense as follows:

	Year ended December 31
(millions)	2009	2008	2007
Operating expense	$13	$11	$6
General and administrative expense	39	34	15
Unit-based compensation expense	$52	$45	$21

Unit-based compensation expense increased in 2009 compared to 2008 due to additional trust unit rights granted in the period.

The charge increased in 2008 compared to 2007 due to the trust unit rights granted to employees retained from the Canetic and Vault acquisitions in January 2008.

General and Administrative Expenses (“G&A”)

	Year ended December 31
	2009	2008	2007
Gross	$189	$195	$83
Per boe	2.93	2.81	1.80
Net (including unit-based compensation)	168	158	65
Per boe	2.59	2.29	1.40
Net (excluding unit-based compensation)	129	124	50
Per boe	$1.99	$1.80	$1.10

For 2009, the increase in the net cost per boe compared to 2008 was primarily due to lower overhead recoveries from the reduced capital expenditure program during 2009 and lower production volumes.

Increases in 2008 compared to 2007 were primarily related to additional staffing levels and activities as a result of the Canetic and Vault acquisitions completed in January.

Depletion, Depreciation and Accretion (“DD&A”)

	Year ended December 31
(millions, except per boe amounts)	2009	2008	2007
Depletion of oil and natural gas assets	$1,514	$1,556	$868
Accretion of asset retirement obligation	42	38	29
Total DD&A	$1,556	$1,594	$897
DD&A expense per boe	$24.04	$22.98	$19.33

During 2009, Penn West had F&D costs which were lower than the historical DD&A rate, however, the property dispositions that were completed in 2009 led to an increase in the rate year over year.

The Canetic and Vault purchase price allocations to oil and natural gas assets, at fair value, increased our consolidated depletion base per boe during 2008 compared to 2007.

Taxes

	Year ended December 31
(millions)	2009	2008	2007
Future income tax (recovery) expense	$(378)	$135	$75

Under our current structure, the operating entities make interest and royalty payments to the Trust, which transfers taxable income to the Trust level, eliminating income subject to corporate income taxes in the operating entities. The Trust eliminates its taxable income, in part, by deducting distributions paid to its unitholders. Under the Specified Investment Flow-Through (“SIFT”) legislation, which was enacted in June 2007 and is effective January 1, 2011, distributions will no longer be tax deductible by the Trust. As a result, the Trust will be taxed on its income similar to corporations after the effective date; however, the amount of taxable income transferred to the Trust level and taxed as such is for the most part discretionary.

Future income taxes arise from differences between the accounting and tax basis of assets and liabilities. The estimate of future income taxes is based on the current tax status of the Trust, enacted legislation and management’s best estimates of future events. Certain events that could materially affect future income taxes, such as acquisitions and dispositions and modifications to the distribution policy, are not reflected under Canadian GAAP until the events occur and the related legal requirements have been fulfilled.

The future income tax recovery through income in 2009 was $378 million compared to a future income tax expense of $135 million for 2008. The difference was primarily due to a tax benefit of $168 million related to unrealized risk management losses recognized during 2009 compared to a tax charge of $198 million related to unrealized risk management gains in 2008. The difference was also attributable to income tax regulations enacted in March 2009 which modified the provincial component of the future SIFT Tax rate. The net effect of these rules on the Trust is to reduce the Provincial SIFT Tax rate from 13 percent to 10 percent, resulting in the recognition of a future income tax recovery of $65 million in 2009.

During 2007, the future income tax expense included a $326 million charge due to substantive enactment of the SIFT tax legislation during that period.

Tax Pools
	As at December 31
(millions)	2009	2008	2007
Undepreciated capital cost (UCC)	$1,379	$1,394	$826
Canadian oil and gas property expense (COGPE)	1,928	2,514	1,365
Canadian development expense (CDE)	1,141	1,243	591
Canadian exploration expense (CEE)	280	60	171
Non-capital losses	2,139	1,646	746
Total	$6,867	$6,857	$3,699

Tax pool figures exclude income deferred in operating partnerships of $931 million in 2009 (2008 - $885 million and 2007- $453 million).

The significant increase in the 2008 tax pools compared to 2007 was primarily the result of corporate acquisitions which closed in the period.

Update on SIFT Tax and Corporate Conversion

On June 12, 2007, the Government of Canada enacted legislation implementing a new tax (the “SIFT Tax”) on certain publicly traded income trusts and limited partnerships, referred to as SIFT entities. The purpose of the SIFT Tax was to impose a tax structure on SIFT entities similar to that of public corporations. Provided SIFT entities adhere to guidelines with respect to limitations on the amount of new equity issued, the SIFT Tax becomes effective on January 1, 2011. Currently, Penn West can issue approximately $14 billion of equity anytime between now and 2011 without prematurely triggering the SIFT Tax.

On March 12, 2009, federal legislation was enacted which provided that the provincial component of the SIFT tax would be based on provincial corporate income tax rates where the SIFT has a permanent establishment rather than using a flat 13.0 percent rate which was equally applicable to all SIFT entities under the original rules. Under the new rules, Penn West currently has its only permanent establishment in the Province of Alberta thus the combined SIFT tax rate applicable to Penn West will now be 26.5 percent in 2011 and 25.0 percent in 2012 and thereafter.

Also included in the March 12, 2009 legislation were detailed rules providing for the tax-free conversion of SIFT entities into public corporations (the “SIFT Conversion Rules”). These rules enable the conversion of a SIFT entity into a corporation without undue tax consequences for the SIFT entity or its investors. The opportunity for a SIFT entity to apply these relieving provisions is available until the end of 2012.

Penn West currently plans to convert to a corporate structure by mid-2011. The timing of such conversion is dependent on the strength of commodity prices and equity markets, operating performance and the extent of Penn West’s success in developing its inventory of prospects. After conversion, total shareholder return is expected to be a combination of growth and yield. Management will continue to monitor changes to relevant tax legislation and work with our advisors to determine the optimal future corporate structure.

Penn West currently has a significant tax pool base, estimated at $6.9 billion on December 31, 2009. Based on current commodity prices, Penn West forecasts it could use these pools, as a trust or corporation, to shelter its taxable income for an extended period after the effective date of the SIFT Tax. Distributions prior to conversion to a corporation which are sheltered by tax pools are not immediately taxable to the Trust or to unitholders. To the extent tax pools are insufficient to shelter distributions after 2010 (and prior to corporate conversion), the SIFT Tax would be payable and distributions of this income would generally be considered taxable dividends to unitholders taxed at a lower rate than current distributions of income as they will generally be eligible for the dividend tax credit. As a result, the SIFT Tax should not adversely affect Canadian investors who hold Penn West units in a taxable account. Subsequent to a corporate conversion, shareholders will generally receive taxable dividends eligible for the dividend tax credit.

Foreign Exchange

	Year ended December 31
(millions)	2009	2008	2007
Unrealized foreign exchange (gain) loss	$(186)	$203	$(38)

Penn West records unrealized foreign exchange gains or losses to translate the U.S., UK and Euro notes to Canadian dollars using the exchange rates in effect on the balance sheet date. The gain during 2009 was primarily due to the weakening of the US dollar relative to the Canadian dollar. The loss in 2008 was due to a stronger US dollar compared to 2007.

Funds Flow and Net Income (Loss)

	Year ended December 31
	2009	2008	2007
Funds flow (1) (millions)	$1,493	$2,537	$$1,332
Basic per unit	3.62	6.75	5.56
Diluted per unit	3.60	6.66	5.51

Net income (loss) (millions)	(144)	1,221	175
Basic per unit	(0.35)	3.25	0.73
Diluted per unit	$(0.35)	$3.22	$0.73

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

The decline in funds flow realized in 2009 was primarily the result of lower revenue due to weaker commodity prices. The reduction in net income from the prior periods was primarily due to lower revenues as a result of weaker commodity prices and unrealized risk management losses in 2009 compared to unrealized risk management gains in 2008.

Funds flow realized in 2008 increased to record levels from 2007 due to increased product prices and higher production volumes partially offset by higher operating and financing costs. The significant increase in net income in 2008 compared to 2007 was due to stronger commodity prices, increased production and the SIFT tax charge recorded in the second quarter of 2007. This was partially offset by higher depletion, operating and financing costs.

	Year ended December 31
	2009		2008		2007
	per boe	%	per boe	%	per boe	%
Oil and natural gas revenues (1)	$50.67	100	$67.06	100	$53.08	100
Royalties	(7.66)	(15)	(12.95)	(19)	(9.72)	(18)
Operating expenses (2)	(14.93)	(30)	(12.31)	(18)	(11.04)	(21)
Transportation	(0.52)	(1)	(0.49)	(1)	(0.52)	(1)
Net operating income	27.56	54	41.31	62	31.80	60
General and administrative expenses	(1.99)	(4)	(1.80)	(3)	(1.10)	(2)
Financing (3)	(2.49)	(5)	(2.94)	(4)	(2.00)	(4)
Funds flow	23.08	45	36.57	55	28.70	54
Unrealized foreign exchange gain (loss)	2.88	6	(2.92)	(5)	0.82	1
Unit-based compensation	(0.81)	(2)	(0.65)	(1)	(0.44)	(1)
Risk management activities (4)	(9.17)	(18)	9.53	14	(4.35)	(8)
Depletion, depreciation and accretion	(24.04)	(47)	(22.98)	(34)	(19.33)	(36)
Future income tax recovery (expense)	5.84	12	(1.95)	(3)	(1.63)	(3)
Net income (loss)	$(2.22)	(4)	$17.60	26	$3.77	7

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Operating expenses include realized gains/ losses on electricity swaps.
(3)	Financing expenses include realized losses on interest rate swaps.
(4)	Risk management activities relate to the unrealized gain and losses on derivative instruments.

Goodwill

	As at December 31
	2009	2008	2007
Balance, beginning of period	$2,020	$652	$652
Acquisitions	-	1,368	-
Balance, end of period	$2,020	$2,020	$652

Penn West recorded goodwill on its acquisitions of Petrofund Energy Trust, Canetic and Vault. Goodwill is subject to impairment testing which consists of two parts. Under part 1, the fair value of the reporting entity, in our case the market value of our equity, is compared to the book value. If the fair value of the reporting entity is less than its book value, part 2 of the test must be performed. As at December 31, 2009, our market capitalization, plus a 20 percent equity control premium, exceeded the book value of Penn West. As a result, Penn West determined there was no goodwill impairment at December 31, 2009.

Capital Expenditures

	Year ended December 31
(millions)	2009	2008	2007
Land acquisition and retention	$19	$128	$30
Drilling and completions	280	509	367
Facilities and well equipping	336	398	254
Geological and geophysical	9	13	10
CO2 pilot costs	6	29	20
Corporate	38	18	16
Development capital expenditures	688	1,095	697

Property (dispositions) acquisitions, net	(369)	(50)	422
Capital expenditures	319	1,045	1,119

Business combinations	116	5,525	21

Total expenditures	$435	$6,570	$1,140

In 2009, Penn West reduced its capital spending compared to 2008 as a result of a weak commodity price environment. The 2009 capital program included increased production maintenance activities to maintain production volumes and as a result capital expenditures for facilities and well equipping are proportionally higher in 2009 compared to 2008.

For the year ended December 31, 2009, asset retirement obligations were reduced by $26 million (2008 - $25 million capitalized, 2007- $97 million capitalized) reflecting net property dispositions.

CO2 pilot costs represent capital expenditures related to the Pembina and South Swan Hills CO2 pilot projects, including the cost of injectants, for which no incremental reserves have been booked.

Drilling

	Year ended December 31
	2009		2008
	Gross	Net	Gross	Net
Oil	102	68	279	136
Natural gas	40	17	224	103
Dry	2	2	14	11
	144	87	517	250
Stratigraphic and service	11	7	40	38
Total	155	94	557	288
Success rate (1)		98%		96%

(1)	Success rate is calculated excluding stratigraphic and service wells.

Penn West reduced its capital expenditure program in 2009, compared to 2008, in response to the decline in commodity prices resulting from the financial crisis. Our 2009 capital spending was focused on large resource plays utilizing horizontal multi-stage fracture applications to enhance capital efficiency. Our 2010 capital budget has been increased compared to 2009 due to the partial recovery in commodity prices and our strategy to accelerate the development of certain of our large scale light-oil properties.

Canetic Acquisition

On January 11, 2008, Penn West closed its acquisition of Canetic for a total acquisition cost of approximately $3.6 billion, funded through the issuance of approximately 124.3 million trust units, calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent to reflect normal equity issuance costs. The acquisition by Penn West was accounted for using the purchase method. The allocation of the consideration paid to the fair value of the identifiable assets and liabilities was as follows:

Purchase price	(millions)
124.3 million Penn West trust units issued	$3,573
Transaction costs	22
$3,595

Allocation of purchase price
Property, plant and equipment	$4,979
Goodwill	1,348
Working capital deficiency	(274)
Bank debt	(1,443)
Convertible debentures	(261)
Risk management liability	(65)
Future income taxes	(511)
Asset retirement obligations	(178)
$3,595

Vault Acquisition

On January 10, 2008, Penn West closed its acquisition of Vault for a total acquisition cost of approximately $164 million funded through the issuance of approximately 5.6 million trust units. The trust unit value was calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent to reflect normal equity issuance costs. The acquisition by Penn West was accounted for using the purchase method. The allocation of the consideration paid to the fair value of the identifiable assets and liabilities was as follows:

Purchase price	(millions)
5.6 million Penn West trust units issued	$158
Transaction costs	6
$164

Allocation of purchase price
Property, plant and equipment	$346
Goodwill	20
Working capital	2
Future income taxes	47
Bank debt	(114)
Convertible debentures	(99)
Risk management liability	(2)
Asset retirement obligations	(36)
$164

Endev Energy Inc. (“Endev”) Acquisition

On July 22, 2008, the acquisition of Endev was successfully completed. Penn West issued approximately 3.6 million trust units for total consideration of $115 million and assumed approximately $45 million of debt and working capital. The acquisition was accomplished through a Plan of Arrangement wherein Endev shareholders received 0.041 of a Penn West trust unit for each Endev share.

Reece Energy Exploration Corp (“Reece”) Acquisition

On April 30, 2009, Penn West closed the acquisition of Reece, an oil and gas exploration company. The acquisition was completed through a Plan of Arrangement wherein Reece shareholders received 0.125 of a Penn West trust unit for each Reece share. The total acquisition cost was approximately $101 million, which included the assumption of approximately $42 million of debt and working capital. The transaction added current production of approximately 1,900 boe per day and 67,000 net acres of undeveloped land, the majority of which complements Penn West’s Dodsland light-oil resource play in Southern Saskatchewan.

Business Risks

The disclosures under this heading (excluding the information under environmental and climate change risk), in conjunction with Note 8 to the audited consolidated financial statements, are incorporated into and are an integral part of, the audited consolidated financial statements.

We are exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, credit risk, interest rate risk, foreign currency risk and environmental and climate change risk. We seek to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

For a summary of outstanding financial instruments, please refer to “Financial Instruments” later in this MD&A and to Note 8 to our audited consolidated financial statements.

Commodity Price Risk

Commodity price fluctuations are among Penn West’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and geopolitical events. Natural gas prices are influenced by the price of alternative fuel sources such as oil or coal, and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and liquefied natural gas imports. In accordance with policies approved by our Board of Directors, we may, from time to time, manage these risks through the use of swaps, collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent for one additional year thereafter.

Foreign Currency Rate Risk

Prices received for crude oil are referenced to or denominated directly in US dollars, thus our realized oil prices are impacted by Canadian dollar to US dollar exchange rates. When we consider it appropriate, we may use financial instruments to fix or collar future exchange rates in addition to the use of US dollar denominated borrowings and related interest expense. At December 31, 2009, Penn West had the following foreign currency forward contracts outstanding:

Initial term	Nominal amount (millions)	Termination date	Exchange rate
8-year term	Buy US$80	May 2015	1.01027 CAD/USD
10-year term	Buy US$80	May 2017	1.00016 CAD/USD
12-year term	Buy US$70	May 2019	0.99124 CAD/USD
15-year term	Buy US$20	May 2022	0.98740 CAD/USD

At December 31, 2009, we had US dollar denominated debt with a face value of US$859 million outstanding on which the repayment of the principal amount in Canadian dollars is not fixed.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. Our receivables are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk including the right to recover unpaid receivables by receiving the partner’s share of production where Penn West is the operator. For oil and natural gas sales and financial derivatives, Penn West follows a counterparty risk procedure whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and is requested to provide security if deemed necessary. For financial derivatives, Penn West normally transacts with counterparties who are members of our banking syndicate or other counterparties that have investment grade credit ratings. Penn West monitors credit events related to all counterparties and reassesses credit exposures on a regular basis. As necessary, provisions for potential credit related losses are recorded.

As at December 31, 2009, the maximum exposure to credit risk was $371 million (December 31, 2008 - $834 million) being the carrying value of the accounts receivable and risk management assets. The balance consisted of $371 million of trade accounts receivable at December 31, 2009 compared to $386 million of trade accounts receivable and $448 million of risk management assets at December 31, 2008. Management continuously monitors credit risk and credit policies to ensure exposures to customers are controlled.

Interest Rate Risk

We currently maintain a portion of our debt capital in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates which remain at lower levels than longer-term rates. From time to time, we may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates.

As at December 31, 2009, we had a total of $1.3 billion of fixed interest rate debt instruments and $0.3 billion of convertible debentures outstanding as follows:

•	The 2007 Notes, totalling US$475 million, bear fixed interest rates at an average rate of approximately 5.80 percent with an average original term of 10.1 years.
•	The 2008 Notes, which total US$480 million plus CAD$30 million, bear fixed interest rates at an average of approximately 6.25 percent with an average original term of 9.6 years.
•
The UK Notes, totalling £57 million, have a fixed interest rate of approximately 7.78 percent for an original term of 10 years. The Company entered into contracts to fix the principal of the UK Notes at approximately $114 million bearing interest in Canadian dollars at 6.95 percent.

•
The 2009 Notes, which total US$154 million, £20 million, €10 million and CAD$5 million, bear fixed interest rates at an average rate of 8.85 percent with an average original term of 7.6 years. The Company entered into contracts to fix the principal of the Pounds Sterling and Euro tranches, at $36 million and $16 million bearing interest in Canadian dollars at 9.15 percent and 9.22 percent, respectively.

•
We have unsecured, subordinated convertible debentures outstanding with maturity dates until the end of 2011. For further details on these instruments, refer to the “Convertible Debenture” section below in this MD&A.

Liquidity Risk

Liquidity risk is the risk that Penn West will be unable to meet its financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs that include a continuous review of debt forecasts to ensure credit facilities are sufficient relative to forecast debt levels, distribution and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other financial instruments to increase the predictability of cash flow from operating activities. Additional information on specific instruments is discussed in Notes 6 and 7 to the audited consolidated financial statements.

The following table outlines estimated future contractual obligations for non-derivative financial liabilities as at December 31, 2009:

(millions)	2010	2011	2012	2013	2014	Thereafter
Bank debt	$-	$1,874	$-	$-	$-	$-
Senior unsecured notes	-	-	-	5	62	1,278
Convertible debentures	18	255	-	-	-	-
Accounts payable	515	-	-	-	-	-
Distributions payable	63	-	-	-	-	-
Total	$596	$2,129	$-	$5	$62	$1,278

Environmental and Climate Change Risk

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, reporting requirements, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under unlikely assumptions, become material.

Penn West is dedicated to reducing the environmental impact from our operations through our environmental programs which include resource conservation, stakeholder communication, CO2 sequestration, water management and site abandonment/reclamation. We continuously monitor our responsibilities to minimize the environmental impact from our operations, allocate sufficient capital to reclamation and other activities and are committed to mitigating the impact on the areas in which we operate.

Liquidity and Capital Resources

Capitalization

	As at December 31
	2009		2008		2007
(millions)		%		%		%
Trust units issued, at market	$7,821	69	$5,245	54	$6,270	75
Long-term debt	3,219	28	3,854	40	1,943	23
Convertible debentures – long term	255	2	289	3	-	-
Working capital deficiency (1)	106	1	270	3	118	2
Total enterprise value	$11,401	100	$9,658	100	$8,331	100

(1)	Excludes the current portion of risk management, future income taxes and convertible debentures.

During 2009, we paid total distributions, including those funded by the distribution reinvestment plan, of $910 million compared to distributions of $1,500 million for 2008 and $976 million for 2007. The monthly distribution was reduced from $0.34 per unit, per month to $0.23 per unit, per month effective with the monthly distribution paid in February 2009. As forward commodity prices fell further, the monthly distribution was further reduced to $0.15 per unit, per month commencing with the distribution paid in May 2009.

The decline in long-term debt in 2009 compared to 2008 was mainly due to repayments made on our syndicated bank facility and the appreciation of the Canadian dollar against the US dollar. The working capital deficiency has decreased from December 31, 2008, primarily due to a decline in our accounts payable balance.

For 2008, the increase in long-term debt compared to 2007 was mainly due to debt of $1,443 million assumed in the Canetic acquisition and $114 million assumed in the Vault acquisition.

The Company has unsecured, revolving, syndicated bank facilities totalling $3.25 billion with $1.9 billion drawn at December 31, 2009, senior unsecured notes of $1.3 billion and convertible debentures of $0.3 billion. For further details on these debt instruments, please refer to the “Financing” and “Convertible Debentures” sections of this MD&A.

In 2009, Penn West completed a number of transactions to actively manage its debt portfolio, including: the completion of an equity offering in February, the closing of $369 million in net asset dispositions, the reduction of our distribution levels, the reduction of our capital programs compared to 2008 and the issuance of additional long-term private notes in May. Additionally, we have an active risk management program to limit our exposure to credit risk and maintain close relationships with our bank syndicate members to monitor credit market developments. These actions aim to increase the likelihood of maintaining our financial flexibility to capture opportunities availed by the current market in addition to the continuation of our capital and distribution programs and the longer-term execution of our business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On December 31, 2009, the Company was in compliance with all of these financial covenants which comprise the following:
	Limit	December 31, 2009
Senior debt to pro forma EBITDA (1)	Less than 3:1	2.0
Total debt to pro forma EBITDA (1)	Less than 4:1	2.0
Senior debt to capitalization	Less than 50 percent	28%
Total debt to capitalization (2)	Less than 55 percent	28 - 31%

(1)	Pro forma EBITDA includes Penn West and Reece and certain property transactions closing in the pro forma period.
(2)	The definitions of Total debt differ slightly among the agreements in relation to convertible debentures.

The 2008 Notes, the UK Notes and the 2009 Notes contain change of control provisions requiring that if a change in control occurs, the Company may be required to offer to prepay the 2008 Notes, the UK Notes and the 2009 Notes at par, which the holders of these notes have the right to refuse.

Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income; however, the amount of taxable income allocated to the trust from the operating entities is subject to management’s discretion. In the event a special distribution is required in order to distribute taxable income from the Trust, such a distribution would generally be in trust units and the terms of the trust indenture require that the outstanding units be consolidated immediately subsequent to the distribution. The number of outstanding trust units would be reset to the number outstanding immediately prior to the special distribution, plus those sold to fund the payment of withholding taxes, and an amount equal to the distribution would be allocated to the unitholders as a taxable distribution. Penn West has never declared such a distribution and, at the current time, forecasts that such a special distribution will not be required for 2010.

Due to the extent of our environmental programs, we believe no benefit would arise from the initiation of a reclamation fund. We believe our program will be sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of funds flow would be required to fund our environmental expenditures.

Convertible Debentures

During 2009, convertible debentures with a face value of $12 million (2008 – $nil) were redeemed and settled in units, $4 million (2008 - $56 million) were redeemed and settled in cash, no amounts (2008 - $3 million) were converted and $7 million matured and were settled in units (2008 – $5 million settled in cash).

At December 31, 2009, the balance of our unsecured, subordinated convertible debentures outstanding was as follows:

Description of security	Outstanding (millions)	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
PWT.DB.C	$-	June 30,	$82.14	$1,025 July 1, 2009 to maturity
8.0% Convertible (1)		2010
PWT.DB.D	18	July 31,	$36.82	$1,025 July 31, 2009 to maturity
6.5% Convertible extendible		2010
PWT.DB.E	26	May 31,	$75.00	$1,050 May 31, 2009 – May 30, 2010
7.2% Convertible		2011		$1,025 May 31, 2010 to maturity
PWT.DB.F	229	Dec. 31,	$51.55	$1,050 Dec. 31, 2009 – Dec. 30, 2010
6.5% Convertible extendible		2011		$1,025 Dec. 31, 2010 to maturity
Total	$273

(1)	Series redeemable at the debenture holder’s option.

Standardized Distributable Cash

	Year ended December 31
(millions, except per unit amounts)	2009	2008	2007
Cash flow from operating activities	$1,401	$2,256	$1,242
Productive capacity maintenance (1)	(688)	(1,095)	(697)
Standardized distributable cash	713	1,161	545
Proceeds from the issue of trust units (2)	393	246	163
Debt and working capital changes	(265)	143	269
Cash distributions declared	$841	$1,550	$977
Accumulated cash distributions, beginning	3,660	2,110	1,133
Accumulated cash distributions, ending	$4,501	$3,660	$2,110

Standardized distributable cash per unit, basic	1.73	3.09	2.27
Standardized distributable cash per unit, diluted	1.72	3.03	2.25
Standardized distributable cash payout ratio (3)	1.18	1.34	1.80

Distributions declared per unit	$2.04	$4.08	$4.08
Net income as a percentage of cash distributions declared	N/A	79%	18%
Cash flows from operating activities as a percentage of cash distributions declared	167%	146%	127%

(1)	Please refer to our discussion of productive capacity maintenance below.
(2)
Consists of proceeds from the Distribution Reinvestment and Optional Purchase Plan, the Trust Unit Rights Incentive Plan, the Employee Retirement Savings Plan and the equity issuance that was completed in February 2009.

(3)	Represents cash distributions declared divided by standardized distributable cash.

(millions, except ratios)	To December 31, 2009
Cumulative standardized distributable cash from operations (1)	$3,437
Issue of trust units	929
Debt and working capital changes	135
Cumulative cash distributions declared (1)	$4,501

Standardized distributable cash payout ratio (2)	1.31

(1)	Subsequent to the trust conversion on May 31, 2005.
(2)	Represents cumulative cash distributions declared divided by cumulative standardized distributable cash.

We strive to fund both distributions and maintenance capital programs primarily from funds flow. We currently budget our capital programs at approximately 50-60 percent of annual forecast funds flow. Looking forward, given our business strategy to convert to an exploration and production corporation by mid-2011, our mix of capital and distributions is likely to favour increasing capital allocations to provide our unitholders with returns from growth in our productive capacity. Additional borrowings and equity issues may be required from time to time to fund a portion of our distributions, decrease our debt capital or to maintain or increase our productive capacity. Adjustments to the level of distributions and/or capital expenditures to maintain or increase our productive capacity may be required or desirable based on forecast levels of funds flow, expected capital efficiency and debt levels. In 2009, we reduced our distribution levels and our capital programs due to market conditions and a low commodity price environment. We closed an issuance of equity in February 2009.

Productive capacity maintenance is the estimated amount of capital funds required in a period for an enterprise to maintain future cash flows from operating activities at a constant level. As commodity prices can be volatile and short-term variations in production levels are often experienced in our industry, we define our productive capacity as production on a barrel of oil equivalent basis. A quantifiable measure for these short-term variations is not objectively determinable or verifiable due to various factors including the inability to distinguish natural production declines from the effect of production additions resulting from capital and optimization programs, and the effect of temporary production interruptions. As a result, the adjustment for productive capacity maintenance in our calculation of standardized distributable cash is our capital expenditures during the period excluding the cost of any asset acquisitions or proceeds of any asset dispositions. We believe that our current capital programs, based on investing 50-60 percent of forecast annual funds flow and our current view of our assets and opportunities, including particularly our resource play assets, our proposed enhanced oil recovery projects, and our outlook for commodity prices and industry conditions, should be sufficient to maintain our productive capacity over the medium term. We set our internal hurdle rates for evaluating potential development and optimization projects according to these parameters. Due to the risks inherent in the oil and natural gas industry, particularly our exploration and development activities and variations in commodity prices, there can be no assurance that capital programs, whether limited to the excess of funds flow over distributions or not, will be sufficient to maintain or increase our production levels or cash flow from operating activities. Penn West historically incurred a larger proportion of its development expenditures in the first quarter of each calendar year to exploit winter-only access properties. Due to a high allocation to our oil resource plays in our 2010 capital budget we do not expect our capital expenditures to be disproportionally high in the first quarter of 2010. As we strive to maintain sufficient credit facilities and appropriate levels of debt, any seasonality is not currently expected to influence our distribution policies.

Our calculation of standardized distributable cash has no adjustment for long-term unfunded contractual obligations. We believe our only significant long-term unfunded contractual obligation at this time is for asset retirement obligations. Cash flow from operating activities, used in our standardized distributable cash calculation, includes a reduction for abandonment expenditures incurred during each period. We believe that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves. Our Board of Directors sets our distribution policies based on forecast funds flow and debt levels. Accordingly, distributions in excess of net income may include an economic return of capital to unitholders.

We currently have no financing restrictions caused by our debt covenants. We regularly monitor our current and forecast debt levels to ensure debt covenants are not exceeded.

Financial Instruments

Penn West had the following financial instruments outstanding as at December 31, 2009. Fair values are determined using external counterparty information which is compared to observable market data. We limit our credit risk by executing counterparty risk procedures which include transacting only with financial institutions with high credit ratings, obtaining security in certain circumstances and by completing substantially all such transactions with members of our banking syndicate.

	Notional volume	Remaining term	Pricing	Fair value
Crude oil
WTI Collars	35,000 bbls/d	Jan/10 – Dec/10	US$60.11 to $75.72/bbl	$(139)
Natural gas
AECO Collars (1)	63,000 GJ/d	Jan/10 – Oct/10	$6.50 to $9.50/GJ	29
Electricity swaps
Alberta Power Pool Swaps	50 MW	Jan/10 – Dec/10	$77.82/MWh	(10)
Alberta Power Pool Swaps	25 MW	Jan/10 – Dec/11	$66.70/MWh	(6)
Alberta Power Pool Swaps	50 MW	Jan/11 – Dec/11	$66.23/MWh	(7)
Interest rate swaps
	$50	Jan/10 – June/10	3.68%	(1)
	$250	Jan/10 – Nov/10	2.27%	(4)
	$500	Jan/10 – Dec/11	1.61%	(2)
	$600	Jan/10 – Jan/14	2.71%	(5)
	$50	June/10 – Jan/14	1.94%	1
Foreign exchange forwards
8-year term	US$80	2015	1.01027 CAD/USD	3
10-year term	US$80	2017	1.00016 CAD/USD	3
12-year term	US$70	2019	0.99124 CAD/USD	3
15-year term	US$20	2022	0.98740 CAD/USD	1
Cross currency
10-year term	£57	2018	2.0075 CAD/GBP, 6.95%	(15)
10-year term	£20	2019	1.8051 CAD/GBP, 9.15%	(2)
10-year term	€10	2019	1.5870 CAD/EUR, 9.22%	-

Total				$(151)

(1)  The collars total approximately 59,700 mcf per day between prices of $6.85 and $10.02 per mcf.

Please refer to Penn West’s website at www.pennwest.com for details of all financial instruments currently outstanding.

Realized gains and losses on the interest rate swaps are recorded as financing costs. In 2009, an expense of $21 million (2008 and 2007 – $nil) was recorded to recognize the reduction in short-term floating interest rates compared to the fixed interest rates and terms transacted under our financial instruments.

In the first quarter of 2010, Penn West entered into additional natural gas collars for March 2010 to December 2010 on 30,000 GJ per day at $5.00 per GJ to $5.75 per GJ. We also entered into crude oil collars on 5,000 barrels per day for 2011 at US$80.00 to US$90.66 per barrel. Additionally, Penn West entered into electricity swaps for the remainder of 2010 on 15 MW at $50.00 per MWh, 2011 on 15 MW at $47.00 per MWh, 2012 on 75 MW at $53.65 per MWh, 2013 on 50MW at $55.20 per MWh and in 2014 on 10MW at $59.50.

Outlook

This outlook section is included to provide unitholders with information as to our expectations as at March 18, 2010 for production and capital expenditures for 2010 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".

Based upon our current outlook on commodity prices, our 2010 development capital expenditures are expected to be in the range of $700 million to $850 million. Penn West will focus its 2010 capital program on its suite of large-scale light-oil plays including Waskada, Dodsland, Pembina and Swan Hills. The application of horizontal multi-fracture completions technology will be an important factor in the exploitation and development of these opportunities. Based on this level of capital expenditures, our forecast 2010 average production is expected to be approximately 165,000 to 173,000 boe per day.

There have been no changes from our prior forecast, released on February 18, 2010, with our 2009 fourth quarter results and filed on SEDAR at www.sedar.com.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on reported financial results for the 12 months subsequent to this reporting period, including risk management contracts entered to date, are based on forecasted results as discussed in our Outlook.

		Impact on funds flow
Change of:	Change	$ millions	$/unit
Price per barrel of liquids	$1.00	17	0.04
Liquids production	1,000 bbls/day	17	0.04
Price per mcf of natural gas	$0.10	10	0.02
Natural gas production	10 mmcf/day	11	0.02
Effective interest rate	1%	2	-
Exchange rate ($US per $CAD)	$0.01	21	0.05

Based on December 31, 2009 pricing, a $1.00 change in the price per barrel of liquids would change the pre-tax unrealized risk management loss by $11 million and a $0.10 change in the price per mcf of natural gas would change the pre-tax unrealized risk management loss by $2 million.

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2010	2011	2012	2013	2014	Thereafter
Long-term debt	$-	$1,874	$-	$5	$62	$1,278
Transportation	21	13	3	-	-	-
Transportation ($US)	3	3	3	3	3	3
Power infrastructure	21	7	7	7	7	4
Drilling rigs	12	3	-	-	-	-
Purchase obligations (1)	13	13	13	12	11	19
Interest obligations	124	105	89	89	85	247
Office lease (2)	$56	$72	$69	$67	$61	$605

(1)	These amounts represent estimated commitments of $62 million for CO2 purchases and $19 million for processing fees related to interests in the Weyburn Unit.
(2)	Future office lease commitments will be reduced by sublease recoveries totalling $397 million.

Our syndicated credit facility is due for renewal on January 11, 2011. If we are not successful in renewing or replacing the facility, we could be required to repay all amounts then outstanding on the facility or enter other loans including term bank loans. In addition, we have an aggregate of $1.3 billion in senior notes maturing between 2014 and 2022. We maintain positive working relationships and are in continuous contact with members in our banking syndicate. Our discussions with our syndicate banks regarding the renewal of our banking syndicate are proceeding as expected and we anticipate we will be successful in renewing our credit facilities on acceptable terms prior to the date of expiry.

Convertible debentures with an aggregate principal amount of $273 million outstanding on December 31, 2009 (2008 - $296 million), and a significant portion of the interest payable on convertible debentures may, at the option of Penn West, be settled by the issuance of trust units. As at March 18, 2010, convertible debentures with an aggregate principal amount of $273 million were outstanding. For a schedule of convertible debenture maturities, please refer to the “Liquidity and Capital Resources” section of this MD&A or Note 7 to the audited consolidated financial statements.

Equity Instruments
Trust units issued:
As at December 31, 2009	421,638,737
Issued on exercise of trust unit rights	557,677
Issued to employee savings plan	340,956
Issued pursuant to distribution reinvestment plan	1,504,297
As at March 18, 2010	424,041,667

Trust unit rights outstanding:
As at December 31, 2009	31,816,158
Granted	3,899,000
Exercised	(557,677)
Forfeited	(900,799)
As at March 18, 2010	34,256,682

Fourth Quarter 2009 Highlights

Key financial and operational results for the fourth quarter 2009 were as follows:

	Three months ended December 31
	2009	2008	% change
Financial
(millions, except per unit amounts)
Gross revenues (1)	$831	$968	(14)
Funds flow	366	490	(25)
Basic per unit	0.87	1.27	(32)
Diluted per unit	0.86	1.26	(32)
Net income (loss)	(12)	404	(100)
Basic per unit	(0.03)	1.05	(100)
Diluted per unit	(0.03)	1.04	(100)
Distributions paid (2)	$189	$392	(52)
Capital expenditures
Development capital expenditures	$196	$344	(43)
Property (dispositions) acquisitions, net	(196)	(56)	100
Capital expenditures, net	$-	$288	(100)

Operations
Daily production
Light oil and NGL (bbls/d)	77,627	79,115	(2)
Heavy oil (bbls/d)	24,009	26,529	(10)
Natural gas (mmcf/d)	411	476	(14)
Total production (boe/d)	170,164	184,908	(8)
Average sales price
Light oil and NGL (per bbl)	$69.49	$53.72	29
Heavy oil (per bbl)	62.97	38.67	63
Natural gas (per mcf)	4.39	7.03	(38)
Netback per boe
Sales price	$51.19	$46.79	9
Risk management gain (loss)	1.89	3.12	(39)
Net sales price	53.08	49.91	6
Royalties	(9.35)	(8.89)	5
Operating expenses	(15.10)	(13.22)	14
Transportation	(0.52)	(0.49)	6
Netback	$28.11	$27.31	3

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes distributions paid prior to those reinvested in trust units under the distribution reinvestment plan.

Financial

During the fourth quarter of 2009, gross revenues were lower compared to 2008 due to lower realized hedging gains in the period. This also contributed to the decline in funds flow in the fourth quarter of 2009.

The reduction in net income from the prior period was primarily due to unrealized risk management losses in 2009 and unrealized risk management gains in 2008.

During the fourth quarter of 2009 we closed net property dispositions of $196 million. These divestitures of non-core assets allowed us to reduce debt while at the same time focusing future development into areas which provide the best full cycle economics and value-creation opportunities.

We drilled 25 net wells with a success rate of 96 percent in the fourth quarter of 2009 compared to 52 net wells at a success rate of 94 percent in the same period of 2008. The majority of these wells drilled in 2009 were horizontal multi-stage fracture wells located in our key light oil resource plays.

Net debt was reduced by approximately $222 million in the fourth quarter of 2009 due primarily to the disposition of non-core assets.

Operations

Quarterly average production, after the effect of non-core property dispositions, was 170,164 boe per day with a weighting of 60 percent to oil and 40 percent to natural gas. In November 2009, Penn West closed the sale of certain non-core heavy oil properties in the Lloydminster area with production of approximately 6,000 boe per day.

Oil prices in the fourth quarter of 2009 averaged WTI US$76.17 per barrel and appreciated from an average of WTI $68.29 per barrel in the third quarter of 2009 and WTI US$58.76 per barrel in the fourth quarter of 2008. The price of crude oil increased throughout 2009 consistent with general economic conditions.

The AECO Monthly Index averaged $4.01 per GJ in the fourth quarter of 2009 compared to $2.87 per GJ for the third quarter of 2009 and $6.43 per GJ for the fourth quarter of 2008. In the fourth quarter of 2009, the price of natural gas started to improve as storage levels began to normalize due to increased demand from colder than normal North American weather.

Fourth quarter netbacks increased in 2009 as a result of stronger liquids prices.

Disclosure Controls and Procedures

As of December 31, 2009, an internal evaluation was carried out under the supervision of our Chief Executive Officer (the "CEO") and Executive Vice President and Chief Financial Officer (the "CFO") of the effectiveness of Penn West’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on that evaluation, the CEO and the CFO concluded that as of December 31, 2009 the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in the reports that Penn West files or submits under the Exchange Act or under Canadian Securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by Penn West in the reports that it files or submits under the Exchange Act or under Canadian Securities Legislation is accumulated and communicated to the Trust’s management, including the senior executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.

Internal Control over Financial Reporting

We have a team of qualified and experienced staff who continue to maintain our compliance with the applicable regulations regarding internal control over financial reporting (“ICOFR”). We became a registrant under the U.S. Securities Exchange Act of 1934 and listed our trust units on the New York Stock Exchange in June 2006. As of December 31, 2009, an internal evaluation was carried out under the supervision of our CEO and CFO of the effectiveness of our ICOFR as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The assessment was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and the CFO concluded that as of December 31, 2009 our ICOFR was effective. We have certified our ICOFR and obtained auditor attestation of the operating effectiveness of our internal control over financial reporting in conjunction with our 2009 year-end audited financial statements. All significant financial reporting processes have been documented, assessed, and tested. During the fourth quarter ended December 31, 2009, Penn West implemented changes to its internal control over financial reporting, providing an additional reconciliation related to the ceiling test calculation under US GAAP. Our reconciliation to US GAAP is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. There were no other changes in Penn West’s internal control over financial reporting that occurred during the three month period ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, Penn West’s internal control over financial reporting.

Accounting Changes and Pronouncements

In February 2008, the CICA issued Handbook Section 3064 – “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard became effective January 1, 2009 and the adoption had no material impact on Penn West’s financial statements.

In December 2008, the CICA issued Handbook Section 1582 – “Business Combinations”. This standard outlines new guidance which states that the purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and that most acquisition costs are to be expensed as incurred. The new standard becomes effective on January 1, 2011 and early adoption is permitted. Penn West early adopted this standard in the second quarter of 2009 as it substantially aligns U.S. GAAP and International Financial Reporting Standards (“IFRS”). The adoption of this standard had no material impact on Penn West’s financial statements.

In December 2008, the CICA issued Handbook Section 1601 – “Consolidated Financial Statements” and Section 1602 – “Non-Controlling Interest”. These sections outline standards for preparing consolidated financial statements and the treatment of non-controlling interests in a business combination. Penn West early adopted these standards in the second quarter of 2009. The adoption of these standards had no material impact on Penn West’s financial statements.

In May 2009, the CICA issued amendments to Handbook Section 3862 – “Financial Instruments – Disclosures”. These amendments outline a hierarchy of methods used to determine the fair value of financial instruments at a balance sheet date. Level 1 inputs are based on quoted prices in active markets that Penn West has the ability to access at the measurement date. Level 2 inputs are based on quoted prices in markets that are not active or based on prices that are observable for the asset or liability. Level 3 inputs are based on unobservable inputs for the asset or liability. These additional disclosures are effective December 31, 2009 and had no material effect on Penn West’s financial statements.

Future Accounting Pronouncements

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with IFRS for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the transition date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

In July 2009, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1 “First-time adoption of IFRS” allowing additional exemptions for first-time adopters. Under these amendments, full cost oil and gas companies can elect to use the recorded amount under a previous GAAP as the deemed cost for oil and gas assets on the transition date to IFRS. Penn West is currently planning to adopt this exemption.

In 2009, our project team completed the diagnostic phase of our project and identified the key differences between Canadian GAAP and IFRS. We then moved into the implementation phase which focused on accounting policy decisions, modifications to IT systems and accounting processes as well as reviewing our internal controls over financial reporting. During the fourth quarter of 2009, our work focused on completing integration testing on our IT systems, conducting a pilot of our newly designed systems and processes and determining IFRS disclosure requirements. The implementation phase will continue into 2010.

The project team and steering committee continue to provide updates to senior management and the Audit Committee. We will provide the key elements of our plan and progress on the project as information becomes available during the transition period.

We currently expect that the significant differences between our existing accounting policies under Canadian GAAP and those under IFRS will include the following:

-
Depletion and depreciation of property, plant and equipment (“PP&E”) will be based on significant components. Depletion of resource properties will generally continue to be calculated using the unit-of-production method; however under IFRS there is an option to base depletion on production volumes before royalties as a proportion of total proved reserves or total proved plus probable reserves. Depreciation of all other assets will be calculated on a straight-line basis over their estimated useful life.

-
Oil and gas properties will be classified as either PP&E or Exploration and Evaluation assets (“E&E”). E&E assets will be measured at cost and are classified according to the nature of the expenditures and whether or not technical feasibility and commercial viability of extracting oil and gas from the property under consideration has been demonstrated.

-
E&E costs will be reclassified to PP&E, to the extent they are not impaired, when proved reserves have been assigned to the asset. If proved reserves will not be established through the completion of E&E activities and there are no future plans for development activity, then the E&E expenditures will be reviewed for impairment. Any impairments would be charged to income.

-	Impairment testing on oil and gas properties will be performed at a lower level than under current Canadian GAAP.
-	Share-based payments are expensed based on a graded vesting schedule.
-
Discount rates used in calculating the asset retirement obligation are currently under review by the IASB as there is diversity in practice when selecting a rate. Future changes to the standards and further interpretations of the guidance could lead to a material change in this provision upon adoption of IFRS.

We are currently in the process of evaluating the impact of the above noted accounting policy choices and the effect they will have on our financial statements. We will disclose additional information on the impact of the changes throughout 2010. Any amendments to existing IFRS standards or implementation of new IFRS standards could lead to additional changes.

Related-Party Transactions

During 2009, Penn West paid $2 million (2008 – $5 million) of legal fees to a law firm of which a partner is also a director of Penn West.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. Future operating lease payments are summarized in the Contractual Obligations and Commitments section.

Critical Accounting Estimates

Our significant accounting policies are detailed in Note 2 to the audited consolidated financial statements. In the determination of financial results, we must make certain significant accounting estimates as follows:

Full Cost Accounting

We use the full cost method of accounting for oil and natural gas properties. All costs of exploring for and developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved reserves with forecast commodity pricing.

All of our reserves were evaluated or audited by GLJ Petroleum Consultants Ltd. (”GLJ”) and Sproule Associates Limited (“SAL”), both independent engineering firms. Our reserves are determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are a key component of value in the ceiling test. To the extent that the ceiling amount, based in part on our reserves, is less than the carrying amount of property, plant and equipment, a “ceiling test” write-down against income must be made. We determined there was no ceiling test write-down required at December 31, 2009, for Canadian GAAP.

Asset Retirement Obligations

The discounted expected future cost of statutory, contractual or legal obligations to retire long-lived assets is recorded as an asset retirement liability with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to income, included in DD&A. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded asset retirement obligation. Actual asset retirement expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 9 to the audited consolidated financial statements details the impact of these accounting recommendations.

Financial Instruments

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities (excluding future income tax liability), convertible debentures and long-term debt. Except for the senior notes and the convertible debentures, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank debt. The estimated fair value of the senior notes and the convertible debentures is disclosed in Notes 6 and 7 to the audited consolidated financial statements.

Our revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs and distributions, collars or other financial instruments may be utilized from time to time. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume. Forward power contracts fix a portion of future electricity costs at levels determined to be economic by management.

Substantially all of our accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. We may, from time to time, use various types of financial instruments to reduce our exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes us to credit risks associated with the possible non-performance of counterparties to the derivative contracts. We limit this risk by executing counterparty risk procedures which include transacting only with financial institutions who are members of our credit facility or those with high credit ratings as well as obtaining security in certain circumstances.

Goodwill

Goodwill must be recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. The goodwill balance is not amortized; however, it must be assessed for impairment at least annually. The goodwill impairment test consists of two parts. Under part 1, if the fair value of the reporting entity is less than its book value, part 2 of the test must be performed. As at December 31, 2009, our market capitalization, plus a 20 percent equity control premium, exceeded the book value of Penn West. As a result, Penn West determined there was no goodwill impairment at December 31, 2009.

Future Income Tax

Future income taxes are recorded based on the asset and liability method of accounting whereby temporary differences are calculated assuming financial assets and liabilities will be settled at their carrying amount. Future income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled.

Forward-Looking Statements

In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our anticipated monthly per unit distribution level and the factors that may affect such distribution level; our intention to accelerate the development of certain of our large scale light oil properties; our future prospects and the factors that will affect those prospects; our intention and ability to focus future development into assets which provide the best economics and value-creation opportunities for our unitholders; our intention and ability to increase our reserve and production by applying new completions technologies to our assets; our expectations regarding North American and global supply and demand factors for crude oil and natural gas in 2010 and beyond; our expectations regarding differentials between light, medium and heavy oil prices in 2010; our intention to continue to review strategic acquisitions and dispositions; our belief that we will be successful in renewing our credit facility on acceptable terms prior to its expiry; the disclosure contained under the heading "Update on SIFT Tax and Corporate Conversion", which among other things identifies our intention to convert to a corporate structure by mid-2011 and the factors affecting the timing of such conversion, our expectation that total shareholder return following conversion will be a combination of growth and yield, our potential ability to shield our taxable income from income tax using our tax pools for an extended period of time following the implementation of the SIFT Tax, and the impact the SIFT Tax may have on our distributions and our unitholders; the identity of our primary business risks going forward and the nature and effectiveness of our risk management strategies; the ability of our strategies to increase the likelihood that we will be able to maintain our financial flexibility to capture opportunities availed by the current market, continue our capital and distribution programs, and execute our business strategies; funding sources for distributions and distribution levels and whether a special distribution will be made in 2010; our belief that our current capital programs should be sufficient to maintain our productive capacity over the medium term; our belief that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves; the disclosure contained under the heading "Outlook", which sets forth management's expectations as to our capital expenditure levels for 2010, the nature of our 2010 capital expenditures, and our forecast average daily production for 2010; the disclosure contained under the heading "Sensitivity Analysis" relating to the estimated sensitivity of our reported financial results for the next 12 months in respect of funds flow and pre-tax unrealized risk management loss to changes in certain operational and financial metric assumptions; and our expectations regarding the impact that new and pending accounting changes may have on us, including the adoption of IFRS.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates and interest rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings "Update on SIFT Tax and Corporate Conversion", "Standardized Distributable Cash", "Outlook" and "Sensitivity Analysis".

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the completed acquisitions discussed herein; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the completed acquisitions discussed herein; changes in tax laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described under "Business Risks" in this document and in Penn West's public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form, is available on SEDAR at www.sedar.com.

2009 ANNUAL MD&A 33